N-SAR Item 77D:

Changed investment policy Putnam Tax Exempt Income Funds

Under normal circumstances, we invest at least 80% of a funds net assets in tax exempt securities. This investment policy cannot be changed without the approval of the funds shareholders. Certain states may impose additional requirements on the composition of a funds portfolio in order for distributions from that fund to be exempt from state taxes. Under normal circumstances, the Florida fund will invest so that its shares are exempt from the Florida intangibles tax.